Exhibit 12.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2005	2004	2003	2002	2001

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3469	0.3566	0.3807	0.3639	0.3915
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6531	0.6434	0.6193	0.6361	0.6085
Pre-Tax Preferred Stock Dividends	$2,021	$2,052	$2,131	$2,075	$2,169

FIXED CHARGES:
Interest Expense	$40,319	$42,106	$42,309	$44,326	$49,197
Amortization of Debt Premium, Discount and Expense	821	426	855	391	260
Interest Component of Rentals	1,266	968	594	12	12

Total Fixed Charges	42,406	43,500	43,758	44,729	49,469
Pre-Tax Preferred Stock Dividends	2,021	2,052	2,131	2,075	2,169

Total Fixed Charges and Preferred Stock Dividends	$44,427	$45,552	$45,889	$46,804	$51,638

EARNINGS:
Net Income before Dividends on Preferred Stock	$89,213	$96,590	$110,898	$48,687	$85,770
Add:
Income Taxes Applicable to Utility Operating Income	48,951	58,212	68,416	28,263	58,701
Income Taxes Applicable to Non- Utility Operating Income and Other Income (Expenses)—Net	(1,558)	(4,668)	(249)	(512)	(3,530)
Total Fixed Charges	42,406	43,500	43,758	44,729	49,469

Total Earnings	$179,012	$193,634	$222,823	$121,167	$190,410

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.0	4.3	4.9	2.6	3.7